# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EUDA Health Holdings Ltd, CIK 0001847846
CUSIP: G3142E147
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 60 Kaki Bukit Place, #03-01, EUNOS TECHPARK, Singapore (U0), 415979
Date of event which requires filing of this statement: 05/08/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-011395
Filed by CIK 0001653051

## Reporting persons
- Tan Meng Dong (James): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 459,130; shared voting power 0; sole dispositive power 459,130; shared dispositive power 0; aggregate amount beneficially owned 459,130 (15.3% of the class)
  Comment: Shares reported in above table represent (i) 340,631 ordinary shares Mr. Tan directly owns, (ii) 111,193 ordinary shares he indirectly owns and are held by 8i Capital Limited, of which Mr. Tan is the sole shareholder, and (iii) 7,306 ordinary shares underlying the warrants held by Mr. Tan. Each ordinary share is entitled to one vote per share. The ownership percentage calculations are based on 2,994,325 ordinary shares outstanding as of May 22, 2026.
- 8i Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 111,193; shared voting power 0; sole dispositive power 111,193; shared dispositive power 0; aggregate amount beneficially owned 111,193 (3.7% of the class)
  Comment: Shares reported in above table are directly held by 8i Capital Limited. Mr. Tan is the sole shareholder and director of 8i Capital Limited and therefore has the sole voting and dispositive power over these shares. The address for 8i Capital Limited is Vista Corporate Services Wickhams Cay II Road Town, Tortola VG1110, British Virgin Islands. The ownership percentage calculations are based on 2,994,325 ordinary shares outstanding as of May 22, 2026.

## Item 1. Issuer
Name of issuer: EUDA Health Holdings Ltd
Address of issuer's principal executive offices: 60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Tan Meng Dong (James) and 8i Capital Limited. Mr. Tan is the sole shareholder and director of 8i Capital Limited and therefore has the sole voting and dispositive power over these shares. Mr. Tan and 8i Capital Limited have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the parties have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Mr. Tan and 8i Capital Limited are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence:
Tan Meng Dong (James)'s address is 11 Boon Teck Road, #07-02 Singapore 329585.

8i Capital Limited's address is c/o Vista Corporate Services, Wickhams Cay II Road Town, Tortola VG1110, British Virgin Islands.
Citizenship: Tan Meng Dong (James) is a citizen of Singapore. 8i Capital Limited is a British Virgin Islands company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tan Meng Dong (James) beneficially owns 459,130 ordinary shares, comprising of (i) 340,631 ordinary shares Mr. Tan directly owns, (ii) 111,193 ordinary shares he indirectly owns and are held by 8i Capital Limited, of which Mr. Tan is the sole shareholder, and (iii) 7,306 ordinary shares underlying the warrants held by Mr. Tan.

8i Capital Limited beneficially owns 111,193 ordinary shares. Mr. Tan is the sole shareholder and director of 8i Capital Limited and therefore has the sole voting and dispositive power over these shares.
Percent of class:
Tan Meng Dong (James) - 15.3% of the Issuer's outstanding ordinary shares

8i Capital Limited - 3.7% of the Issuer's outstanding ordinary shares. Mr. Tan is the sole shareholder and director of 8i Capital Limited and therefore has the sole voting and dispositive power over these shares.
Sole power to vote or to direct the vote:
Tan Meng Dong (James) - 459,130 ordinary shares (including shares held by 8i Capital Limited and the 7,306 shares underlying the warrant he holds).

8i Capital Limited - 111,193 ordinary shares. Mr. Tan is the sole shareholder and director of 8i Capital Limited and therefore has the sole voting and dispositive power over these shares.
Shared power to vote or to direct the vote:
Tan Meng Dong (James) - 0
8i Capital Limited - 0
Sole power to dispose or to direct the disposition:
Tan Meng Dong (James) - 459,130 ordinary shares (including shares held by 8i Capital Limited and the 7,306 shares underlying the warrant he holds).

8i Capital Limited - 111,193 ordinary shares. Mr. Tan is the sole shareholder and director of 8i Capital Limited and therefore has the sole voting and dispositive power over these shares.
Shared power to dispose or to direct the disposition:
Tan Meng Dong (James) - 0
8i Capital Limited -0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tan Meng Dong (James): /s/ Tan Meng Dong (James), Tan Meng Dong (James) (06/08/2026)
- 8i Capital Limited: /s/Tan Meng Dong (James), Tan Meng Dong (James) / Director (06/08/2026)
Comment: Exhibit A - Joint Filing Statement

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.